September 29, 2006

Mark P. Frissora
Chief Executive Officer and Director
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713

> **Re: Hertz Global Holdings, Inc.**
> **Amendment No. 2 to Form S-1**
> **Registration No. 333-135782**
> **Annex 18, received on September 21, 2006**
> **Response to comment 52, received on August 25, 2006**

Dear Mr. Frissora:

We have reviewed the above referenced documents and have the following comments. We ask you to provide us with further information so that we may better understand your accounting and disclosure. We may raise further comments after reviewing this information. In comment number two we also ask you to revise your registration statement. If you believe a revision is unnecessary, we will consider the basis for your belief. Please respond to our comments via EDGAR.

In addition, at your earliest convenience, please file the September 28, 2006 correspondence from your counsel into our EDGAR database. Please note that we have not yet commenced a review of this correspondence.

Please feel free to contact us with any questions.

1. Please provide us the valuations of your common stock as of May 15, 2006, June 30, 2006, and August 15, 2006 conducted by the independent valuation specialist. Please note that we may have extensive comments on the significant assumptions used in the valuations.

2. We note that you describe seven factors that contribute to the difference between the estimated price range for the offering and the fair value of your common stock as of the valuation dates. Please revise your analysis to separately address the increase in fair value between each of the valuation dates – including the final valuation date and the mid-point of your current estimated offering range. (Hereinafter, the three valuation dates and the current estimated offering range are referred to as the "**valuation dates**.") Additionally, for each factor that you describe, separately quantify the increase in fair value that you believe is

attributable to such factor and provide a summary reconciliation between the valuation dates. And finally, please revise your document in a fashion similar to your response to explain to investors the reason for the increases in fair value between the valuation dates.

3. We understand that the marketability provided by an initial public offering of your common stock will increase the enterprise value because it allows you access to the public capital markets. We note, however, that your third valuation date was approximately one month after you filed your initial registration statement, your second valuation date was only two weeks prior to the date you filed your initial registration statement, and your first valuation date was only 60 days prior to the date you filed your initial registration statement. Given the three valuation dates were relatively contemporaneous with your decision to pursue an initial public offering, it appears that decreased cost of capital that is typically associated with a successful initial public offering would have inured to the value of your common shares. That is, it does not appear that this factor would have contributed to a significant increase in the value of your common stock between the valuation dates. Accordingly, please explain to us in detail how much this factor has contributed to the increases in the fair value of your common stock and the basis for your determination.

4. Please provide us a detailed statement of accounts that support the amount of LTM EBITDA at each of the valuation dates and an accompanying detailed analysis explaining significant period over period changes.

5. Please explain to us in much greater detail how the increased investor appreciation for the industry has contributed to the increases in the valuation of your common stock between the valuation dates. The connection between any increased investor appreciation and your share price appears tenuous and speculative. Further, your analysis is not clear, as it seems to support a discount to the industry that should still be reflected in the price of your common stock. Please clarify.

6. Please provide us the strategic plan referred to in your response and any other previously completed strategic plans. In addition, tell us when work began on the recently completed strategic plan and tell us its percentage completion as of the date Mr. Frissora began his involvement in the strategy planning.

7. We note that Mr. Frissora spent much of his first six weeks helping to shape a long-term strategic plan for your Company, which was finalized on August 30, 2006. Given that Mr. Frissora purchased his shares during the period which your long-term strategic plan was being formed, please tell us the extent to which the higher growth targets and margin improvements established in your long-term strategic plan were incorporated into your valuation of the shares purchased

August 15, 2006. To the extent that such projections were not incorporated, please explain why.

8. If not apparent in the independent valuation, please explain to us how the independent valuation incorporated your negative sentiment of the outlook of the initial public offering market. In addition, we note the absence of a discussion of any turnaround. Even if there was a slight turn around in the market during the first three weeks of the month of September, it is unclear how it impacted your current estimated offering price. That is, it appears that the damp market would have continued to impact your September estimate. Accordingly, please explain to us in more detail how the poor outlook for the initial public offering market as a whole has impacted your valuations and current estimated offering price.

9. Please further explain to us the reason for the increased valuation multiples.   We do not believe your analysis adequately supports the significant increases in valuation multiples.

10. We note that when performing your August 15, 2006 valuation based on EBITDA multiples, your computation included approximately $14.3 billion of outstanding debt. However, when estimating your offering price range based upon EBITDA multiples, your computation only included approximately $12.8 billion of outstanding debt. Please tell us when the additional debt was extinguished and whether such debt was extinguished using cash on hand. If the debt was extinguished using cash on hand, please tell us why you have not assumed that the debt was extinguished at the time that you performed your valuation of the shares sold on August 15, 2006.

11. Please provide us any valuation that was used to determine your estimated offering price.

12. Please explain to us how you and your independent valuation specialists have considered – or please consider now – the identities of the Sponsors as a factor that contributed to a significant and substantial enhancement to the fair value of your common shares as of each of the valuation dates. That is, did your common shares command a premium solely based upon its association with the preeminent firms of (1) Clayton, Dubilier & Rice, (2) The Carlyle Group, and (3) Merrill Global Private Equity?

13. Please tell us why your "Equity Value Range (control, marketable per share) ex-dividend" would be lower at August 15, 2006 than at June 30, 2006 if both your LTM EBITDA and LTM EBITDA multiple range were higher at August 15, 2006. In your response, also specifically tell us whether the income used when performing the income valuation method was also higher at August 15, 2006 than at June 30, 2006.

You may contact Jeff Sears with any questions at 202-551-3302. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief